UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Receptos, Inc.

(Name of Issuer)

Common Stock; $0.001 par value

(Title of Class of Securities)

756207106

(CUSIP Number)

May 14, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 756207106

1.		Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Lilly Ventures Fund I, LLC 26-4769290

2.		Check the Appropriate Box if a Member of a Group

(a) ____
(b) ____

3.		SEC Use Only

4.		Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		2,081,210
Person with
	7.	Sole Dispositive Power

0

	8.	Shared Dispositive Power

2,081,210

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

2,081,210

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

[ ]

11.		Percent of Class Represented by Amount in Row (9)

11.8%

12.		Type of Reporting Person

OO

CUSIP No. 756207106

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

S. Edward Torres

2.	Check the Appropriate Box if a Member of a Group

(a) ____
(b) ____

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		2,081,210
Person with
	7.	Sole Dispositive Power

0

	8.	Shared Dispositive Power

2,081,210

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,081,210

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

[_]

11.	Percent of Class Represented by Amount in Row (9)

11.8%

12.	Type of Reporting Person

IN

CUSIP No. 756207106

Item 1(a)	Name of Issuer

Receptos, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

10835 Road to the Cure, Suite 205
San Diego, California 92121

Item 2(a)	Name of Person Filing

Lilly Ventures Fund I, LLC
S. Edward Torres. Mr. Torres is a non-managing member of Lilly Ventures Fund I, LLC.

Item 2(b)	Address of Principal Business Office, or if none, Residence

115 West Washington St.
Suite 1680-South
Indianapolis, IN 46204

Item 2(c)	Citizenship

Lilly Ventures Fund I, LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Torres is a United States citizen.

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

756207106

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

CUSIP No. 756207106

Item 4.	Ownership

This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act or for other purposes, the beneficial owner of any Common Stock disclosed on this Schedule 13G.

(a)	Amount Beneficially Owned:

As of the date hereof, Lilly Ventures Fund I, LLC owns beneficially and of record 2,081,210 shares of Common Stock of Receptos, Inc. Mr. Torres is a non-managing member of Lilly Ventures Fund I, LLC and therefore may be deemed to beneficially own the shares beneficially owned by Lilly Ventures Fund I, LLC.

Mr. Torres disclaims beneficial ownership of the shares held of record by Lilly Ventures Fund I, LLC, except to the extent of his pecuniary interest therein.

(b)	Percent of Class:

Lilly Ventures Fund I, LLC and Mr. Torres may each be deemed to beneficially own 11.8% of the Common Stock of Receptos, Inc.

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote:
a.	Lilly Ventures Fund I, LLC: 0; and
b.	S. Edward Torres: 0.
(ii)	shared power to vote or to direct the vote:
a.	Lilly Ventures Fund I, LLC: 2,081,210; and
b.	S. Edward Torres: 2,081,210.
(iii)	sole power to dispose or to direct the disposition of:
a.	Lilly Ventures Fund I, LLC: 0; and
b.	S. Edward Torres: 0.
(iv)	shared power to dispose or to direct the disposition of:
a.	Lilly Ventures Fund I, LLC: 2,081,210; and
b.	S. Edward Torres: 2,081,210.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 756207106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 16, 2013

LILLY VENTURES FUND I, LLC

By:	/s/ S. Edward Torres
Name:	S. Edward Torres
Title:	Non-Managing Member

/s/ S. Edward Torres
S. Edward Torres

This filing is made voluntarily and should not be construed as an admission that the reporting persons are subject to reporting requirements under Section 13 of the Securities Exchange Act of 1934.